July 5, 2011

VIA EDGAR FILING AND FEDERAL EXPRESS

Alicia Lam

Geoffrey Kruczek

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

International Isotopes Inc.

Post-effective amendment No.3 to Form S-1 Filed June 10, 2011

File No. 333-171140

Dear Alicia and Geoffrey:

Reference is made to (i) the comments of the Commission's staff (the “Staff”) in regard to International Isotopes Inc.’s (the “Company”) Post-effective amendment No. 3 to Form S-1 filed June 10, 2011, as set forth in your comment letter dated June 22, 2011 (the “Comment Letter”); and (ii) the responses of the Company to the Comment Letter provided on behalf of the Company by Perkins Coie LLP, counsel to the Company, pursuant to the letter dated July 5, 2011.

As requested by the Staff, the Company hereby acknowledges the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions regarding this letter, please contact me at (208) 524-5300.

Alicia Lam

Geoffrey Kruczek

U.S. Securities and Exchange Commission

July 5, 2011

Very truly yours,

Laurie McKenzie-Carter

By:/s/ Laurie McKenzie-Carter

Name: Laurie McKenzie-Carter

Title: Chief Financial Officer

cc:

Steve T. Laflin, International Isotopes

Sonny Allison, Perkins Coie LLP